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
CONTACTS:
LORUS THERAPEUTICS INC.                       CANADIAN MEDIA CONTACT:                      US MEDIA CONTACT:

Corporate Communications                      Hugh Mansfield                               Jennifer Taylor
Grace Tse                                     Mansfield Communications Inc.                Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                 Tel:  (416) 599-0024                         Tel:  (212) 370-5045
Email:ir@lorusthera.com                       Email:  hugh@mcipr.com                       E-mail:  jennifer@mcipr.com
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 LORUS THERAPEUTICS ANNOUNCES EUROPEAN PATENT ALLOWANCE TO PROTECT VIRULIZIN(R)

   -European patent allowance protects intellectual property for Virulizin(R)
                    in a strategically important marketplace

TSE:      LOR
OTC BB:   LORFF

TORONTO, JUNE 24, 2003 - Lorus Therapeutics Inc. ("Lorus") reported today that it has received notice from the European Patent Office of the allowance of a patent, which protects the company's intellectual property for its lead immunotherapeutic anticancer drug, Virulizin(R).

The patent titled, "Immunomodulating Compositions from Bile", specifically protects the composition and use of Virulizin(R) for the treatment of cancer. It is the first Virulizin(R) patent that has been allowed in Europe and adds to the roster of countries that have previously granted Virulizin(R) patents including the United States, Mexico, Canada, Australia, South Africa, New Zealand, Korea and Singapore.

"Although clinical trials with Virulizin(R) are not presently being performed in Europe, Lorus' global development strategy includes expansion into this important market," said Dr. Jim Wright, CEO, Lorus. "As such, we believe that European patent protection is important to Lorus' future marketing strategy."

Virulizin(R) is currently in a pivotal Phase III clinical trial in North and Latin America for the treatment of pancreatic cancer and was awarded orphan drug status and fast track status from the United States Food and Drug Administration in clinical investigations for the treatment of pancreatic cancer. Virulizin is approved in Mexico for the treatment of malignant melanoma and is commercially available in Mexico through Lorus' marketing partner.

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About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


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